EXHIBIT 12.1

Hub International Limited
Computation of Ratio of Earnings to Fixed Charges

	Three months
	ended March 31		Year Ended December 31

	2003	2002	2002	2001	2000	1999	1998

	(In thousand of US dollars)
Earnings:
Income of consolidated group before income taxes	14,264	6,996	43,657	15,267	11,508	7,796	3,536
Fixed charges excluding capitalized interest	1,367	2,694	7,317	7,447	1,981	632	806

Total Earnings	15,631	9,690	50,974	22,714	13,489	8,428	4,342

Fixed Charges:
Interest expense of consolidated group including capitalized interest	1,367	2,694	7,317	7,447	1,981	632	806
Total fixed charges	1,367	2,694	7,317	7,447	1,981	632	806

Ratio of earnings to fixed charges	11.43	3.60	6.97	3.05	6.81	13.34	5.39